UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              DOMINION HOMES, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    257386102
                                 (CUSIP Number)

                                December 31, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

CUSIP No. 257386102                                           Page 2 of 10 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
        Number of                                769,117
          Shares
       Beneficially         6             Shared Voting Power
         Owned By                                0
           Each
        Reporting           7             Sole Dispositive Power
          Person                                 769,117
           With
                            8             Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    769,117

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.07%

12       Type of Reporting Person (See Instructions)

                                    IA; PN

CUSIP No. 257386102                                           Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
        Number of                                0
          Shares
       Beneficially         6             Shared Voting Power
         Owned By                                769,117
           Each
        Reporting           7             Sole Dispositive Power
          Person                                 0
           With
                            8             Shared Dispositive Power
                                                 769,117


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    769,117

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.07%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

CUSIP No. 257386102                                           Page 4 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  [ ]
                                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
        Number of                                0
          Shares
       Beneficially         6             Shared Voting Power
         Owned By                                769,117
           Each
        Reporting           7             Sole Dispositive Power
          Person                                 0
           With
                            8             Shared Dispositive Power
                                                 769,117


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    769,117

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.07%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

CUSIP No. 257386102                                           Page 5 of 10 Pages



Item 1(a)  Name of Issuer:

           Dominion Homes, Inc. (the "Issuer").

Item 1(b)  Address of the Issuer's Principal Executive Offices:

           5000 Tuttle Crossing Blvd.
           Dublin, Ohio 43016-5555

Item 2(a)  Name of Person Filing:

           This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i)   Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

           ii) John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

           iii) Michael L. Gordon, in his capacities as the other managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

           This statement relates to Warrants (as defined herein) to acquire shares of the Issuer's common stock (the "Shares") held for the account of private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

           The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)  Citizenship:

           1)   Angelo, Gordon is a Delaware limited partnership;

           2)   Mr. Angelo is a citizen of the United States; and

           3)   Mr. Gordon is a citizen of the United States.

Item 2(d)  Title of Class of Securities:

           Common Stock (the "Shares").

Item 2(e)  CUSIP Number:

           257386102

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           i) Angelo, Gordon is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

           ii)  Mr. Angelo is a control person of Angelo, Gordon.

           iii) Mr. Gordon is a control person of Angelo, Gordon.

CUSIP No. 257386102                                           Page 6 of 10 Pages


Item 4.    Ownership:

Item 4(a)  Amount Beneficially Owned:

           As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 769,117 Shares issuable upon exercise of a Warrant to purchase common stock dated December 29, 2006 (the "Warrant").

Item 4(b)  Percent of Class:

           According to the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, the number of Shares outstanding as of October 31, 2006 was 8,756,959. Assuming the exercise of the Warrant, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 8.07% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:


           Angelo, Gordon
           --------------
           (i)       Sole power to vote or direct the vote                        769,117

           (ii)      Shared power to vote or to direct the vote                         0

           (iii)     Sole power to dispose or to direct the disposition of        769,117

           (iv)      Shared power to dispose or to direct the disposition of            0

           Mr. Angelo
           ----------
           (i)       Sole power to vote or direct the vote                              0

           (ii)      Shared power to vote or to direct the vote                   769,117

           (iii)     Sole power to dispose or to direct the disposition of              0

           (iv)      Shared power to dispose or to direct the disposition of      769,117

           Mr. Gordon
           ----------
           (i)       Sole power to vote or direct the vote                              0

           (ii)      Shared power to vote or to direct the vote                   769,117

           (iii)     Sole power to dispose or to direct the disposition of              0

           (iv)      Shared power to dispose or to direct the disposition of      769,117


Item 5.    Ownership of Five Percent or Less of a Class:

           This Item 5 is not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           The investors in the private investment funds for which Angelo, Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the funds in accordance with their respective investment percentages in the private investment funds.

CUSIP No. 257386102                                           Page 7 of 10 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

           Angelo,   Gordon  is  an  investment  adviser  registered  under  the
Investment Advisers Act of 1940.

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

           This Item 9 is not applicable.

Item 10.   Certification:

           By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 257386102                                           Page 8 of 10 Pages


                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 8, 2007                  ANGELO, GORDON & CO., L.P.

                                         By:  AG Partners, L.P.
                                              Its General Partner

                                         By:  JAMG LLC
                                              Its General Partner

                                         By:  /s/ Michael L. Gordon
                                              --------------------------
                                              Name:  Michael L. Gordon
                                              Title: Managing Member

Date:  February 8, 2007                   JOHN M. ANGELO


                                         /s/ John M. Angelo
                                         -------------------------------

Date:  February 8, 2007                  MICHAEL L. GORDON


                                         /s/ Michael L. Gordon
                                         -------------------------------

CUSIP No. 257386102                                           Page 9 of 10 Pages



                                  EXHIBIT INDEX

                                                                       Page No.

A.  Joint Filing Agreement, dated as of February 8, 2007, by and among Angelo, Gordon & Co., L.P., John M. Angelo and
    Michael L. Gordon..................................................   10

CUSIP No. 257386102                                          Page 10 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

           The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Dominion Homes, Inc., dated as of February 8, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 8, 2007                  ANGELO, GORDON & CO., L.P.

                                         By:  AG Partners, L.P.
                                              Its General Partner

                                         By:  JAMG LLC
                                              Its General Partner

                                         By:  /s/ Michael L. Gordon
                                              --------------------------
                                              Name:  Michael L. Gordon
                                              Title: Managing Member

Date:  February 8, 2007                   JOHN M. ANGELO


                                         /s/ John M. Angelo
                                         -------------------------------

Date:  February 8, 2007                  MICHAEL L. GORDON


                                         /s/ Michael L. Gordon
                                         -------------------------------